

Globex Mining Enterprises Inc.



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1S [illegible] l outstanding

Ref.: File no. 82-4025

March 2, 2010

Globex's NI 43-101 Report on Talc-Magnesite Deposit Confirms Positive Outlook for Property

"Preliminary testing of the talc flotation concentrate reveals that a commercial grade product can be generated with no impurity issues. The tailings generated from the talc flotation stage will be subject to a hydrometallurgical process which will produce a high-grade final product that is expected to contain a minimum of 98% MgO."

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to inform shareholders that a NI 43-101 report titled Technical Report on the Initial Mineral Resource Estimate for the Timmins Talc-Magnesite Deposit, Ontario, Canada, has been received. The report was co-authored by Reno Pressacco, M.Sc.(A), P. Geo. of Micon International Limited, Peimeng Ling, P. Eng. of Aker Metals, a division of Aker Solutions Canada Inc., and David Hall, P. Eng. of Applied Mineral Research Inc. and will be posted on Sedar.com today.

The report provides an initial resource estimate for a portion of the talc-magnesite deposit located in Deloro Township approximately 11 km south of Timmins, Ontario and reviews the results of hydrometallurgical test work completed to-date. In addition, the report provides some background as to the mineralogy of the deposit, a description of the talc and magnesium/magnesia markets, and a summary of market pricing.

Mineral Resource Estimate

At the request of Globex, Micon was engaged to prepare a NI 43-101 compliant resource estimate on a limited part of what has been termed the A Zone. Globex's objective was to confirm a resource of at least 20 million tonnes, an amount sufficient to sustain 20 years of mineral production at a model mining rate of 1 million tonnes per year. The mineral resource estimate by Micon surpasses the target tonnage within the area defined by more than 50% while using information from surface to a depth of 100 metres. The following is the tonnage and grade of the mineral resource as estimated by Micon in the limited portion of the A Zone.

Category	Tonnes	Sol MgO (%)	Sol Ca (%)	Magnesite (%)	Talc(%)
A Zone Core					
Indicated	12,728,000	20.0	0.21	52.1	35.4
Inferred	18,778,000	20.9	0.26	53.1	31.7
A Zone Fringe					
Inferred	5,003,000	17.6	2.82	34.2	33.4
MgO=magnesium oxide			Sol Ca = Soluble calcium carbonate		

The Micon report states, "The current geological model of the A Zone spans a width of approximately 200 metres, a strike length of approximately 700 metres and extends to a depth of approximately 100 metres below surface. The limits of the mineralization along strike and at depth for the A Zone have not been identified by drilling and Micon believes that Globex is justified in completing additional diamond drilling programs to locate these limits."

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It is Globex's belief, based upon the resource estimate, that the centre of the A Zone can provide at least 30 years of mill feed at a rate of 1 million tonnes per year. It is also evident that the deposit, due to its physical dimensions and near-surface location, can be mined utilizing open pit methods which are typically low-cost in comparison with underground mining methods.

The Micon report further states that, "It is clear that while exploration and delineation work carried out by Globex to-date on the Timmins Talc-Magnesite deposit has focussed on the central portion of the A Zone as defined from interpretation of surface geological exposures, the strike limits of the mineralization have not been fully defined and the depth extents have not been outlined either. As well, although three drill holes have been completed to identify the mineralogical character of the **B Zone** on a preliminary basis..., the full dimensions of this zone also remains untested by a comprehensive drilling and sampling program. Conceptual geological modeling of the A Zone and B Zone has been carried out by Micon International Limited. This modeling suggest that further exploration and delineation drilling programs, if successful, have **the potential of outlining an additional 20 to 25 million tonnes of talc-magnesite mineralization for the A Zone at similar grades to those which have already been intersected. The modeling also suggests that the B Zone has the potential of hosting some 40 to 45 million tonnes of talc-magnesite mineralization as well.** It is important to note that the potential quantity and grades are conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource." The full extent of the B Zone has yet to be determined as only a single fence of drill holes has been drilled across the Zone. For this reason, no grade is attributed to the B Zone in the Micon report. More drilling should be undertaken by Globex in order to delineate the size and grade of this largely untested talc-magnesite body.

"The conceptual base case Deloro operating model consists of an open pit mine combined with an integrated magnesium oxide and talc facility processing 1,000,000 tonnes of ore annually. The cut off grade will be managed to maximize finished goods production rather than marginal costing. Selective mining and flexibility incorporated in the plant design will enable the company to respond to market opportunities. Located only 11 km south of Timmins, Ontario, the processing facilities will be serviced by extending the nearby high tension electricity and natural gas supply lines, building a railroad spur to connect the site to the Ontario Northland system and North American distribution networks, and building a gravel access road from Gold Mine Road."

Metallurgical Testing

The Micon report also summarizes the hydrometallurgical work undertaken over the previous two years by Globex and our 25% partner, hydrometallurgical research and consulting firm Drinkard Metalox (DMI) of Charlotte, North Carolina.

Two streams of metallurgical testing were undertaken, one to define the quantity and quality of talc that can be produced from the A Zone and a second to determine the quantity and purity of Magnesium Oxide (MgO) that can be produced.

As regards the talc, it was found that **talc can be easily separated from the ground ore by any number of standard processing methods** which will **produce a talc product which "should meet typical product specification brightness criteria for the target markets being envisioned"**. In addition, tests done by Exova "showed that asbestos fibres were not detected in any of the samples." **The brightness, platy nature and lack of impurities (including asbestos fibres) mean that the talc can be expected to sell in the upper range of product prices.**

The bench-scale test work on magnesite-talc bearing feed samples has shown that between 93% and 98% MgO extraction over a wide range of particle sizes is possible. An evaluation of extracting MgO from talc flotation tailings has reported excellent magnesium oxide extraction rates in the range of 98% to 99%.

"A white high grade magnesium oxide can be produced with greater than 98% purity.... A series of three tests were carried out. In two tests, the MgO product assayed greater than 99% purity." **The whiteness and the high purity of the MgO suggest that the MgO should sell in the upper range of product prices.**

The envisioned process flowsheet consists of a flotation system to recover talc, followed by processing of the flotation residue to recover magnesium oxide using the patented DMI process. At the estimated average grades presented above, the talc yield is expected to be 23% while magnesium oxide yield is expected to be 19%. **Both the talc and magnesium oxide will be high purity products that will command a premium on the market. The high purity is only partially responsible for the premium. The processing technology allows a product consistency that rivals the best available on the planet.** The intention is to offer a premium, North American-based product to consumers who in recent years have largely relied upon imports from China.

The talc side of the operation has been fairly well defined by several historical test programs and field proven technology. A current test program at Lakefield Research is once again confirming the assumed talc yield and is providing samples for micronizing and customer validation. The magnesium oxide portion of the operation is based more on leading edge technology. Although only bench-scale laboratory testing have to-date been performed on the Deloro ore to recover magnesia, the DMI process has been applied in the past to a variety of metal recovery systems in the U.S.

Background Information

Magnesium compounds

The base case scenario envisioned in this study only includes one magnesium product, magnesium oxide (magnesia).

Magnesium compounds are on the other hand divided into five basic groups, oxide (magnesia), carbonate, chloride, hydroxide and sulphate.

They are used in a wide range of industries, a few of which are indicated below.

Magnesium oxide (magnesia)

- As refractory material in furnace linings for producing iron and steel, non-ferrous metals, glass and cement
- Water treatment, animal feed, fertilizer
- Construction of industrial cement
- Insulation of heating elements
- Rubber, rayon, fuel additive and oil drilling mud manufacturing industries

Magnesium Carbonate
- Pharmaceutical and cosmetics
- Paint, lithographic ink and rubber industries

Magnesium Chloride
- As dust suppressant on dirt roads
- As a brine to prevent the buildups of ice or to melt ice on roads

Magnesium Hydroxide
- Industrial water treatment, heavy metal removal
- Flue-gas desulphurization
- Pharmaceutical, fire retardants

Magnesium sulphate
- Food additives and pharmaceuticals
- Animal feeds and fertilizers
- Pulp and paper manufacturing

It is estimated that global magnesia (magnesium oxide) consumption in 2009 equaled 14,710,000 tonnes, 70% of which was used as Dead Burned Magnesia and the rest principally as Caustic Calcined Magnesia. The largest market in 2009 was the Asian refractory industry. The overall global demand for magnesia is forecast to reach approximately 16,200,000 tonnes by 2010.

Talc

Talc has numerous uses in the paper, plastics, paint, rubber, ceramics, pharmaceutical, water treatment and cosmetics industries. A few of the common applications are listed below.

- In paper and plastic as a filler. In plastics as much as 40% talc is used in automobile dashboards and bumpers
- In cosmetics as talcum powder or as an astringent powder to prevent rashes
- As a pleurodesis agent in medical talc to prevent pleurodesis
- As a lubricant
- Tailors' chalk or powder to keep basketball players' hands dry
- As a food additive or in pharmaceutical products as a glidant
- In ceramics in both bodies and glazes, in stoneware
- A source of MgO flux in high temperature glazes
- Pitch control in the production of wood pulp
- Chewing gum dusting
- Insecticide carriers
- In asphalt roofing compounds

Globex is extremely pleased with the progress and results to-date. The preliminary resource estimate and metallurgical test work indicate the presence of at least 30 years of open pittable resource at a mining rate of 1,000,000 tonnes per annum, which will yield approximately 42% recoverable and saleable products (MgO and talc). The test work completed to-date indicates that the magnesium oxide and talc will both be of exceptional quality, color and purity.

Globex is truly fortunate to have such a large, strategically located North American deposit near transport systems and skilled labor in a mining friendly environment. We are enthusiastic about what we have achieved to-date and are moving forward quickly with additional test work with an eye toward becoming the largest supplier of high purity magnesium compounds and talc to North America and Europe.

Globex would like to thank those whose efforts have allowed us to arrive at this milestone in the development of this project in particular Ray Zalnieriunas, Globex's chief geologist who has guided the project with incredible patience and dedication, the staff at Drinkard Metalox for their hydrometallurgical expertise and wise counsel, the team at KPMG Corporate Finance LLC for their faith in our prospects and their ongoing work to secure future industrial partners and financing, Peter Godbehere and David Hall, both possessing exceptional metallurgical knowledge and experience and whose expertise and counsel have been invaluable, SGS Lakefield and Laboratoires Expert for their fine analytical work, Aker Solutions for their contributions and oversight, Bradley Bros. Ltd. for their quick and efficient diamond drilling of the ore body, Micon's Reno Pressacco for the professional and accurate analysis of the project data, Gerard Lambert for his counsel on interpretation of geophysical data and to all our other staff members, consultants and service providers who have contributed to our success.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward-looking Statements



PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"
19,240,074 shares issued and outstanding

Ref.: File no. 82-4025

February 24, 2010

Globex Royalty Property Update – Rocmec 1 Gold Mine

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to transmit to shareholders information released today by Rocmec Mining Inc. (RMI-V) as regards the Rocmec I (Russian Kid) gold mine located in Dasserat Township, Quebec where Globex retains a significant Gross Metal Royalty (GMR).

In today's press release, the following information was provided in a property overview:

The best drill intersections in the indicated structures are:

Front West	-	67.87 g/t Au over 1.44 metres
McDowell	-	74.65 g/t Au over 2.34 metres
Talus	-	37.02 g/t Au over 1.22 metres
Shaft	-	18.15 g/t Au over 1.53 metres
Boucher	-	20.06 g/t Au over 1.45 metres
Boucher 2	-	27.91 g/t Au over 1.77 metres

Rocmec stated in their press release:

"We are very pleased with the results to-date as they confirm structural continuity and various grade intersections. Upon reception of the ***new*** *(emphasis added) NI 43-101 compliant resource calculation report and the scoping study, the next step will be to analyze several development scenarios that are currently on the table, such as; driving a new exploration decline from surface, exploration drift from existing underground openings, etc..."*

Globex retains a 5% GMR on the first 25,000 ounces of gold produced from the property and a 3% GMR on all subsequent production. We are pleased to see that Rocmec is advancing the project and is preparing to make significant development decisions. Shareholders are reminded that Rocmec has already installed a mill underground at Rocmec 1 and is perfecting their thermal fragmentation mining method which was developed to efficiently and economically mine narrow high grade gold veins such as exist at the Rocmec 1 gold mine.

Please see the Rocmec press release of today's date for details.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com